

Mail Stop 3720

October 5, 2009

Mr. Richard Gingras
Chief Executive Officer
Salon Media Group, Inc.
101 Spear Street, Suite 203
San Francisco, CA 94105

      RE: **Salon Media Group, Inc.**
              Form 10-K for the Fiscal Year Ended March 31, 2009
              Filed June 29, 2009
              Form 10-Q for the Quarterly Period Ended June 30, 2009
              Filed August 14, 2009
              File No. 000-26395

Dear Mr.Gingras:

      We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended March 31, 2009

Cover Page

      1.   We note that your cover page refers to the incorrect fiscal year for your annual report. In your amended filing, please clarify that the 10-K is for the fiscal year ended March 31, 2009.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

Liquidity and Capital Resources, page 31

2.   We note from your subsequent 10-Q filing that you began to implement "various cost-cutting initiatives in the quarter ended September 30, 2008." Given that these cost-cutting measures were implemented during your 2009 fiscal year, please advise as to why you have not discussed these initiatives in your 10-K and revise your 10-K to include such a discussion.

Item 11. Executive Compensation, page 69

Summary Compensation Table

3.   We note that you have included compensation information for your named executive officers for only 2009. Revise this table to disclose compensation information for each of the last two completed fiscal years. See Item 402(n)(1) of Regulation S-K.

4.   Please explain the reference to the non-equity incentive plan compensation amount for Mr. Neimeth in footnote 5 on page 70 as this column is blank in the Summary Compensation Table.

Potential Payments Upon Termination or Change in Control, page 73

5.   Please revise your discussion to provide definitions for the terms "Good Reason" and "Involuntary Termination."

Signatures, page 99

6.   Please identify which officer is signing on behalf of the registrant in the capacity of controller or principal accounting officer. See General Instruction D(2)(a) of Form 10-K.

Form 10-K for the Fiscal Year Ended March 31, 2009

Item 15. Exhibits
Exhibits 31.1 and 31.2

Form 10-Q for the Quarterly Period Ended June 30, 2009

Item 6. Exhibits
Exhibits 31.1 and 31.2

7. We note that you have omitted language from the introduction to paragraph 4 and paragraph 4(b) of the certifications required by Exchange Act Rule 13a-14(a). Please amend your filings to revise your certifications to include the language of paragraph 4 of Item 601(31)(i) of Regulation S-K. More specifically, revise to refer to "internal control over financial reporting (as defined in the Exchange Act Rules 13a-15(f) and 15d-15(f))" immediately following your reference to disclosure controls and procedures in the introduction. In addition, revise to add the missing language from paragraph 4(b) as follows: "Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles."

* * * *

As appropriate, please amend your filings and respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Scott Hodgdon, Attorney-Advisor, at (202) 551-3273, Paul Fischer, Attorney-Advisor at (202) 551-3415, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director